      File No. 30-33









SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.





FORM U-5-S



ANNUAL REPORT




FOR THE YEAR ENDED DECEMBER 31, 1999



Filed pursuant to the
Public Utility Holding Company Act of 1935 by



          LOGO     NATIONAL GRID USA



25 Research Drive, Westborough, Massachusetts  01582


Item 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 1999 (1)
                        Value Per
                         Books of
                    Percent of     Issuer and
               Number of     Voting Power     Carrying
Name of Company     Common Shares     (100% unless     Value
(and abbreviation used herein)     Owned       Specified)       to Owner
------------------------------     -------------     ------------
---------
                          (000's)
National Grid USA (2)
Granite State Electric Company (Granite)     60,400          $24,312
Granite State Energy, Inc.
     (Granite State Energy)      1,000          (326)
     Unsecured Debt     -          445
Massachusetts Electric
     Company (Mass Electric)     2,398,111          484,273
Nantucket Electric Company (Nantucket)     1          5,883
The Narragansett Electric
     Company (Narragansett)     1,132,487          277,324
NEES Energy, Inc. (NEES Energy)      1,000     (19,767)
          Unsecured Debt     -          202,917
Wayfinder Group, Inc.  (3)
     (Wayfinder)     1,000     (4,337)
     Unsecured Debt     -          11,951
New England Hydro-Transmission
     Electric Company, Inc. (NEHTEC)     1,576,056     53.97     22,572
New England Hydro-Transmission
     Corporation (NEHTC)     7,565     53.97     14,070
New England Electric Transmission
     Corporation (NEET)     (62)          1,770
New England Energy
     Incorporated (NEEI) (4)     2,500          (25,470)
          Unsecured debt     -          23,594
New England Power Service Company (NEPSCO)     3          18,189
New England Power Company (NEP)     3,619,896          99.97     564,610
NEES Communications, Inc. (NEESCom) (5)     10,000     (2,845)
          Unsecured debt               37,810
Metrowest Realty LLC (Metrowest) (6)                     1,887
          Unsecured debt                     8,652
Research Drive, LLC (7)
                               ----------
                         $1,647,514
                         ==========
NEESCom
     NEESTelecom* (5)
New England Hydro Finance Company
     (NEHFC) (8)     504     53.97     $        5
NEES Energy, Inc.
     AllEnergy Marketing Company, LLC (Del)
          (AllEnergy) (9)     -
          Texas Liquids Ltd, LLC
          AEDR Fuels, L.L.C.          50
          Texas-Ohio Gas, Inc.
NEP
     Connecticut Yankee Atomic Power Company     52,50015     $15,873
     Maine Yankee Atomic Power Company     100,00020     $15,024
     Vermont Yankee Nuclear Power Corporation     80,002     20     $10,568
     Yankee Atomic Electric Company     46,020     30     $4,766

New England Wholesale Electric Company* (10)
AllEnergy Fuels Corp.* (11)
Wayfinder
     NEWHC, Inc. * (12)     1,000

--------------------
      *Inactive.

(1) Attached as Exhibit E.1. hereto is a schedule showing investments during the year ended December 31, 1999 in the NEES Money Pool, through which certain System companies lend to or borrow from other System companies (Commission File Nos. 70-8901 and 70-9089).


     (2)On March 22, 2000, the merger of New England Electric System (NEES) and The National Grid Group plc (National Grid) was completed, with NEES (renamed National Grid USA) becoming a wholly-owned subsidiary of National Grid.

     (3) At a shareholder meeting held September 27, 1999, NEES Global, Inc. was renamed Wayfinder Group, Inc. Wayfinder is a wholly-owned, nonutility subsidiary of National Grid USA which provides consulting services to nonaffiliates.

     (4) Samedan/NEEI Exploration Company was a partnership engaged in oil and gas exploration and development. NEEI owned a 50% interest in the
partnership.  NEEI sold its oil and gas           properties in February 1998.

     (5)NEESCom is a wholly-owned, nonutility subsidiary of National Grid USA which provides telecommunications and information-related products and services, and was formed under the laws of Massachusetts on August 2, 1996. NEES Telecommunications Corp. (formerly CO-LOCATE, Inc.) was formed under the laws of Massachusetts on April 9, 1998, and is wholly-owned by NEESCom.

     (6)Metrowest, a Delaware limited liability corporation formed on December 18, 1998, is a wholly-owned subsidiary of National Grid USA. Metrowest owns the System's headquarters complex and the Service Center occupied by Massachusetts Electric.

     (7)Research Drive, LLC was formed on February 28, 1999 as an acquisition vehicle for the merger with Eastern Utilities Associates.

(8) NEHFC has two shareholders, NEHTEC and NEHTC, which each have a 50% interest. The tabulation shown above reflects National Grid USA's indirect ownership in NEHFC.

     (9) AllEnergy, a Delaware limited liability corporation formed on April 23, 1998 (AllEnergy DE), is the surviving entity from a merger with AllEnergy Marketing Company, LLC, a Massachusetts limited liability corporation (AllEnergy MA), which became effective January 1, 1999. At that time, AllEnergy DE became a wholly-owned subsidiary of NEES Energy. AEDR Fuels, L.L.C., a Maine limited liability corporation formed on January 12, 1998, was 50% owned by AllEnergy DE and 50% owned by Dead River Company, an unaffiliated company. On November 26, 1999, AEDR Fuels became wholly-owned by AllEnergy DE. Texas-Ohio Gas, Inc. was acquired on July 1, 1999 and markets natural gas.
           (10)     Incorporated in 1972; not yet capitalized.

     (11)AllEnergy Fuels Corp. was formed under the laws of Delaware on March 27, 1998 and is a wholly-owned subsidiary of National Grid USA.

(12)On September 20, 1999, the assets of New England Water Heater Company, Inc. a subsidiary of Wayfinder were sold. The company was renamed NEWHC, Inc., and remains a wholly-owned subsidiary of Wayfinder.


Item 2.  ACQUISITION OR SALES OF UTILITY ASSETS

Merger Agreement with National Grid
-----------------------------------

     On March 22, 2000, the merger of New England Electric System (NEES) and the National Grid Group plc (National Grid) was completed, with NEES (renamed National Grid USA) becoming a wholly-owned subsidiary of National Grid.


Merger Agreement with Eastern Utilities Associates
--------------------------------------------------

       On April 19, 2000, the merger of Eastern Utilities Associates (EUA) and National Grid USA was completed. National Grid USA is the surviving entity. The subsidiaries of National Grid USA and EUA whose operations are similar are expected to be consolidated on May 1, 2000.


Item 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

     (None to be reported.)

Item 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES


Calendar Year 1999
                            ------------------
          Name of Company
          Acquiring,
          Redeeming        Number of Shares
          or Retiring       or Principal Amount           Commission
          Securities          --------------------------
Authorization
           (Issuer unless           Redeemed or           (Release No.
     Name of Issuer       otherwise noted)     Acquired      Retired (1)
Consideration       or Other)
     --------------     ----------------     -----------     -------------
-------------     --------------

NEHFC
     Secured Notes               $11,520,000     $11,520,000     25304 & (B)

NEES ENERGY
     Sub. Promissory Note        NEES     $206,120,000
$206,120,000     26520 & 26633
     Sub. Promissory Note               $71,800,000     $71,800,000

NEET
     Common Stock               28 shares      $755,677     24162
     Secured Note               $4,624,000     $4,624,000     24162

NARRAGANSETT
     Bonds               $8,000,000     $8,000,000     (B)

MASSACHUSETTS ELECTRIC
     Bonds               $15,000,000     $15,000,000     (B)

WAYFINDER
     Sub. Promissory Note        NEES     $4,075,000          $4,075,000
©
     Sub. Promissory Note               $19,450,000     $19,450,000     ©

NEES COMMUNICATIONS, INC.
     Sub. Promissory Note        NEES     $31,350,000          $31,350,000
(D)
     Sub. Promissory Note   NEES          $2,350,000     $2,350,000

NEES
     Common Stock          3,479 shares          $172,757     (B)

Item 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES (Cont.)

Calendar Year 1999
                            ------------------
          Name of Company
          Acquiring,
          Redeeming        Number of Shares
          or Retiring       or Principal Amount           Commission
          Securities          ------------------------           Authorization
           (Issuer unless           Redeemed or           (Release No.
     Name of Issuer       otherwise noted)     Acquired      Retired (1)
Consideration       or Other)
     --------------     ----------------     -----------     -------------
-------------     --------------
NANTUCKET
     Bonds               $1,480,000     $1,480,000     (B)

METROWEST
     Sub. Promissory Note   NEES     $9,801,692          $9,801,692(A)
     Sub. Promissory Note          $1,150,000     $1,150,000



--------------------
(1)     Securities were extinguished.
(A)     SEC Release No. 24847 and Rule 45(b)(3).
(B) Rule 42.
(C) SEC Release No. 25261, 26017, 26057, 26235, 26277, 26291, & 26681.
(D) NEESCom is an Exempt Telecommunications Company pursuant to Section 34 of the Act.

Item 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

     As of December 31, 1999.

                          Number of
                 Shares or          General
                 Principal     Percent     Nature     Carrying
                 Amount     Voting      of Issuer's     Value
Name of Owner     Name of Issuer     Security Owned       Owned     Power
Business     to Owner
-------------     --------------     --------------       ---------
-------     -----------     -----------
                              (in thous.)
    NEES     UNITIL Corporation     Capital Stock       34,400 shs.
0.8       Public        $303
          no par value                 Utility

   Three     Two business     Stocks                       $ 74
Subsidiaries     development
    (A)     corporations

--------------------
(A)     Mass. Electric, Narragansett, and NEP.


Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1999.
(Note A)
               Mass               Way-
     NEES     Granite     Elec     Narra     NEEI     finder     NEET
NEP     NEPSCO     NEHTC     NEHTEC     NEHFC
     ----     -------     ----     -----     ----     -----     ----
---     ------     -----     ------     -----
Cynthia A. Arcate
 9 Lowell Road, Salem, NH          E-VP D s
--------------------------------------------------------------------------------
-------------------------------------------
Francis X. Beirne
 280 Melrose St., Providence R.I.VP s
--------------------------------------------------------------------------------
-------------------------------------------
Joan T. Bok
 22 Beacon St., Boston, MA     D
f
--------------------------------------------------------------------------------
-------------------------------------------
William M. Bulger
1 Beacon St., Boston, MA     D f
--------------------------------------------------------------------------------
-------------------------------------------
John G. Cochrane     VP T          T     T     T     T     T     T     T VP
s     T     T     T
--------------------------------------------------------------------------------
-------------------------------------------
Eric P. Cody                              VP               VP
s
--------------------------------------------------------------------------------
-------------------------------------------
William R. Connallon
 476 Union Ave., Middlesex, NJ
--------------------------------------------------------------------------------
-------------------------------------------
John H. Dickson
 95 Sawyer Rd., Waltham, MA
--------------------------------------------------------------------------------
-------------------------------------------
William F. Dowd                                             VP s
--------------------------------------------------------------------------------
-------------------------------------------
William J. Flaherty
1101 Turnpike St., No. Andover, MA                VP s
--------------------------------------------------------------------------------
-------------------------------------------
Peter G. Flynn                    VP               D P
--------------------------------------------------------------------------------
-------------------------------------------
Andrea Foley-Stapleford                VP                               s
--------------------------------------------------------------------------------
-------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1999 (continued).
(Note A)
     Granite
     State     Nantucket     NEES     NEES               Texas     AllEnergy
     Energy     Electric     Comm.     Energy      AllEnergy     Liquids
Fuels     NEWHC     Metrowest
     ------     ---------     ----     ------      ---------     -------
---------     -----     ---------

Cynthia A. Arcate
 9 Lowell Road, Salem, NH
--------------------------------------------------------------------------------
---------------------------------------------
Francis X. Beirne
 280 Melrose St., Providence R.I.VP
--------------------------------------------------------------------------------
---------------------------------------------
Joan T. Bok
 22 Beacon St., Boston, MA
--------------------------------------------------------------------------------
---------------------------------------------
William M. Bulger
1 Beacon St., Boston, MA
--------------------------------------------------------------------------------
---------------------------------------------
John G. Cochrane               T          T
  T
--------------------------------------------------------------------------------
---------------------------------------------
Eric P. Cody
--------------------------------------------------------------------------------
---------------------------------------------
William R. Connallon
 476 Union Ave., Middlesex, NJ                              VP        P
s
--------------------------------------------------------------------------------
---------------------------------------------
John H. Dickson
 95 Sawyer Rd., Waltham, MA     P D                         P s
VP
--------------------------------------------------------------------------------
---------------------------------------------
William F. Dowd
--------------------------------------------------------------------------------
---------------------------------------------
William J. Flaherty
1101 Turnpike St., No. Andover, MA
--------------------------------------------------------------------------------
---------------------------------------------
Peter G. Flynn
--------------------------------------------------------------------------------
---------------------------------------------
Andrea Foley-Stapleford
--------------------------------------------------------------------------------
---------------------------------------------
      Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1999 (continued).
(Note A)

               Mass               Way-
     NEES     Granite     Elec     Narra     NEEI     finder     NEET
NEP     NEPSCO     NEHTC     NEHTEC     NEHFC
     ----     -------     ----     -----     ----     -----     ----     ---
 ------     -----     ------     -----

David Fredericks
 2 Fairgrounds Rd., Nant., MA
--------------------------------------------------------------------------------
-------------------------------------------
Ronald T. Gerwatowski
280 Melrose St., Providence, RI
S                          s
--------------------------------------------------------------------------------
-------------------------------------------
Peter H. Gibson
 Westborough, MA
--------------------------------------------------------------------------------
-------------------------------------------
Christopher G. Gulick
 95 Sawyer Road, Waltham, MA
--------------------------------------------------------------------------------
-------------------------------------------
Gregory A. Hale                                        C     s
--------------------------------------------------------------------------------
-------------------------------------------
William H. Heil
 95 Sawyer Road, Waltham, MA
--------------------------------------------------------------------------------
-------------------------------------------
David L. Holt                                             E-VP s
--------------------------------------------------------------------------------
-------------------------------------------
Alfred D. Houston     D Ch                     D P Ch   D      D      Ch D
D Ch Ps      D         D      D
--------------------------------------------------------------------------------
-------------------------------------------
Michael E. Jesanis     Sr-VP                VP                     VP     VP
s
--------------------------------------------------------------------------------
-------------------------------------------
David Johnson
--------------------------------------------------------------------------------
-------------------------------------------
Paul L. Joskow
 7 Chilton Street, Brookline, MA     D f
--------------------------------------------------------------------------------
-------------------------------------------
David C. Kennedy     VP                                        VP s
--------------------------------------------------------------------------------
-------------------------------------------
John M. Kucharski
 Decatur Lane, Wayland, MA     D f
--------------------------------------------------------------------------------
-------------------------------------------
Edward H. Ladd
 125 Claybrook Rd., Dover, MA     D f
--------------------------------------------------------------------------------
-------------------------------------------
Cheryl A. LaFleur      Sr-VP S         D      D      D       D        D
D     VP D      VP Ds       D     D     D
--------------------------------------------------------------------------------
-------------------------------------------
      Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1999 (continued).
(Note A)
     Granite
     State     Nantucket     NEES     NEES               Texas       AllEnergy
     Energy     Electric     Comm.     Energy      AllEnergy     Liquids
Fuels     NEWHC     Metrowest
     ------     ---------     ----     ------      ---------     -------
-------     -----     ---------

David Fredericks
 2 Fairgrounds Rd., Nant., MA                VP s
--------------------------------------------------------------------------------
---------------------------------------------
Ronald T. Gerwatowski
 280 Melrose St., Providence, RI
--------------------------------------------------------------------------------
---------------------------------------------
Peter H. Gibson
 Westborough, MA                         VP
--------------------------------------------------------------------------------
---------------------------------------------
Christopher G. Gulick
 95 Sawyer Road, Waltham, MA
VP               VP
--------------------------------------------------------------------------------
---------------------------------------------
Gregory A. Hale     S
C
--------------------------------------------------------------------------------
---------------------------------------------
William H. Heil
 95 Sawyer Road, Waltham, MA                                        Ch
Ch         P D
--------------------------------------------------------------------------------
---------------------------------------------
David L. Holt
--------------------------------------------------------------------------------
---------------------------------------------
Alfred D. Houston     D                       D        P
D                           D
--------------------------------------------------------------------------------
---------------------------------------------
Michael E. Jesanis
--------------------------------------------------------------------------------
---------------------------------------------
David Johnson   VP
--------------------------------------------------------------------------------
---------------------------------------------
Paul L. Joskow
 7 Chilton Street, Brookline, MA
--------------------------------------------------------------------------------
---------------------------------------------
David C.
Kennedy                                                                    P
--------------------------------------------------------------------------------
---------------------------------------------
John M. Kucharski
 Decatur Lane, Wayland, MA
--------------------------------------------------------------------------------
---------------------------------------------
Edward H. Ladd
 125 Claybrook Rd., Dover, MA
--------------------------------------------------------------------------------
---------------------------------------------
Cheryl A. LaFleur      D          D            D
D                           D      D
--------------------------------------------------------------------------------
---------------------------------------------
      Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1999 (continued).
(Note A)

               Mass               Way-
     NEES     Granite     Elec     Narra     NEEI     finder     NEET
NEP     NEPSCO     NEHTC     NEHTEC     NEHFC
     ----     -------     ----     -----     ----     -----     ----
---     ------     -----     ------     -----

Shannon M. Larson                                             VP s
--------------------------------------------------------------------------------
--------------------------------------------
Ralph E. Loomis
 633 Penn. Ave., NW 6th floor
 Washington, DC                                             VP s
--------------------------------------------------------------------------------
--------------------------------------------
John F. Malley                                        VP
s
--------------------------------------------------------------------------------
--------------------------------------------
Robert L. McCabe           D
--------------------------------------------------------------------------------
--------------------------------------------
Joshua A. McClure
 P.O. Box 1119, Westerly, RI     D f
--------------------------------------------------------------------------------
--------------------------------------------
Howard W. McDowell           T     Co     Co                 Co     Co
Sr-VPCo s  Co        Co      Co
--------------------------------------------------------------------------------
--------------------------------------------
Robert H. McLaren                                             VP s
--------------------------------------------------------------------------------
--------------------------------------------
James P. Meehan                                             s
--------------------------------------------------------------------------------
--------------------------------------------
Rita A. Moran
 939 Southbridge St.,Worcester, MA               VP
--------------------------------------------------------------------------------
--------------------------------------------
Charles H. Moser
 55 Bearfoot Rd., Northboro, MA
VP s
--------------------------------------------------------------------------------
--------------------------------------------
Richard Nadeau
 280 Melrose St., Providence, RI
--------------------------------------------------------------------------------
--------------------------------------------
James A. Neumann
 476 Union Ave., Middlesex, NJ
--------------------------------------------------------------------------------
--------------------------------------------
Joseph P. Newman
 55 Bearfoot Rd., Northboro, MA
VP
--------------------------------------------------------------------------------
--------------------------------------------
Kwong O. Nuey               VP                                 s
55 Bearfoot Rd., Northboro, MA
--------------------------------------------------------------------------------
--------------------------------------------
      Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31,  (continued).
(Note A)
     Granite
     State     Nantucket     NEES     NEES               Texas
AllEnergy
     Energy     Electric     Comm.     Energy      AllEnergy     Liquids
Fuels     NEWHC     Metrowest
     ------     ---------     ----     ------      ---------     -------
----------     -----     ---------

Shannon M.
Larson                                                               VP
--------------------------------------------------------------------------------
---------------------------------------------
Ralph E. Loomis
 633 Penn. Ave., NW 6th floor
 Washington, DC
--------------------------------------------------------------------------------
---------------------------------------------
John F. Malley
--------------------------------------------------------------------------------
---------------------------------------------
Robert L. McCabe
--------------------------------------------------------------------------------
---------------------------------------------
Joshua A. McClure
 P.O. Box 1119, Westerly, RI
--------------------------------------------------------------------------------
---------------------------------------------
Howard W. McDowell         T     Co
--------------------------------------------------------------------------------
---------------------------------------------
Robert H. McLaren
T                                    T
--------------------------------------------------------------------------------
---------------------------------------------
James P. Meehan                              C                C
--------------------------------------------------------------------------------
---------------------------------------------
Rita A. Moran
 939 Southbridge St.,Worcester, MA
--------------------------------------------------------------------------------
---------------------------------------------
Charles H. Moser
 55 Bearfoot Rd., Northboro, MA
--------------------------------------------------------------------------------
---------------------------------------------
Richard Nadeau
 280 Melrose St., Providence, RI
--------------------------------------------------------------------------------
---------------------------------------------
James A. Neumann
 476 Union Ave., Middlesex,
NJ                                                    VP
--------------------------------------------------------------------------------
---------------------------------------------
Joseph P. Newman
 55 Bearfoot Rd., Northboro, MA
--------------------------------------------------------------------------------
---------------------------------------------
Kwong O. Nuey
--------------------------------------------------------------------------------
---------------------------------------------
      Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1999 (continued).
(Note A)
               Mass               Way-
     NEES     Granite     Elec     Narra     NEEI     finder     NEET
NEP     NEPSCO     NEHTC     NEHTEC     NEHFC
     ----     -------     ----     -----     ----     -----     ----
---     ------     -----     ------     -----

Rosemarie O'Donahue
 476 Union Ave., Middlesex, NJ
--------------------------------------------------------------------------------
--------------------------------------------
Lydia M. Pastuszek
 55 Bearfoot Rd., Northboro, MA          Sr-VP D     Sr-VP D
Sr-VP                            s
--------------------------------------------------------------------------------
--------------------------------------------
Frank L. Peraino
 95 Sawyer Road, Waltham, MA
--------------------------------------------------------------------------------
--------------------------------------------
Anthony C. Pini                                 D P                VP s
--------------------------------------------------------------------------------
--------------------------------------------
Ronald A. Racine D
280 Melrose St., Providence, R.I.
--------------------------------------------------------------------------------
--------------------------------------------
Kirk L. Ramsauer                          C            S           S C s
S      C       C
--------------------------------------------------------------------------------
--------------------------------------------
Marcy L. Reed
 95 Sawyer Road, Waltham, MA
--------------------------------------------------------------------------------
--------------------------------------------
Lawrence J. Reilly
 55 Bearfoot Rd., Northboro, MA          P D     P D     P
D                            s
--------------------------------------------------------------------------------
--------------------------------------------
James S. Robinson                                         VP
--------------------------------------------------------------------------------
--------------------------------------------
Thomas E. Rogers                                             VP s
--------------------------------------------------------------------------------
--------------------------------------------
Christopher E. Root
 55 Bearfoot Rd., Northboro, MA          Sr-VP D     Sr-VP D
Sr-VP                 VP             s      VP      VP
--------------------------------------------------------------------------------
--------------------------------------------
Masheed H. Rosenqvist                                        VP      VP
s              VP      VP       VP
--------------------------------------------------------------------------------
--------------------------------------------
Timothy R. Roughan
 548 Haydenville Rd., Northampton, MA          VP
--------------------------------------------------------------------------------
--------------------------------------------
Michael F. Ryan
 280 Melrose St., Providence, RI                    D VPs
--------------------------------------------------------------------------------
--------------------------------------------


      Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1999 (continued).
(Note A)

     Granite
     State     Nantucket     NEES     NEES               Texas      AllEnergy
     Energy     Electric     Comm.     Energy      AllEnergy     Liquids
Fuels     NEWHC     Metrowest
     ------     ---------     ----     ------      ---------     -------
---------     -----     ---------

Rosemarie O'Donahue
 476 Union Ave., Middlesex, NJ                                          VP
--------------------------------------------------------------------------------
---------------------------------------------
Lydia M. Pastuszek
 55 Bearfoot Rd., Northboro, MA          Sr-VP D
--------------------------------------------------------------------------------
---------------------------------------------
Frank L. Peraino
 95 Sawyer Road, Waltham, MA                                   Sr-VP
--------------------------------------------------------------------------------
---------------------------------------------
Anthony C. Pini                     P D
D           P D
--------------------------------------------------------------------------------
---------------------------------------------
Ronald A. Racine
 280 Melrose St., Providence, RI
--------------------------------------------------------------------------------
---------------------------------------------
Kirk L. Ramsauer          C                         S        S         S
--------------------------------------------------------------------------------
---------------------------------------------
Marcy L. Reed
 95 Sawyer Road, Waltham, MA                                   VP T      VP
T         T
--------------------------------------------------------------------------------
---------------------------------------------
Lawrence J. Reilly
 55 Bearfoot Rd., Northboro, MA          P D
--------------------------------------------------------------------------------
---------------------------------------------
James S. Robinson
--------------------------------------------------------------------------------
---------------------------------------------
Thomas E. Rogers
--------------------------------------------------------------------------------
---------------------------------------------
Christopher E. Root
 55 Bearfoot Rd., Northboro, MA          Sr-VP D
--------------------------------------------------------------------------------
---------------------------------------------
Masheed H. Rosenqvist
--------------------------------------------------------------------------------
---------------------------------------------
Timothy R. Roughan
 548 Haydenville Rd., Northampton, MA
--------------------------------------------------------------------------------
---------------------------------------------
Michael F. Ryan
 280 Melrose St., Providence, RI
--------------------------------------------------------------------------------
---------------------------------------------

      Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1999 (continued).
(Note A)
               Mass               Way-
     NEES     Granite     Elec     Narra     NEEI     finder     NEET
NEP     NEPSCO     NEHTC     NEHTEC     NEHFC
     ----     -------     ----     -----     ----     -----     ----
---     ------     -----     ------     -----

George M. Sage
 P.O. Box 9527, Providence, RI     D f
--------------------------------------------------------------------------------
--------------------------------------------
Nancy H. SalaSr-VP
 55 Bearfoot Rd., Northboro, MA               D s
--------------------------------------------------------------------------------
--------------------------------------------
Richard P. Sergel     D P      D     D      D     D       D      P D
D      D s      P D      P D     P D
--------------------------------------------------------------------------------
--------------------------------------------
William T. Sherry
 245 South Main St., Hopedale, MA               VP
--------------------------------------------------------------------------------
--------------------------------------------
Charles E. Soule
 84 Cliff RD
 Nantucket, MA     D f
--------------------------------------------------------------------------------
--------------------------------------------
Harry E. Stapleford                                               VP s
--------------------------------------------------------------------------------
-------------------------------------------
Susan Stevens                                             VP s
--------------------------------------------------------------------------------
--------------------------------------------
Ronald L. Thomas
 280 Melrose St., Providence, RI                      D
--------------------------------------------------------------------------------
--------------------------------------------
John G. Upham II
 170 Medford St., Malden, MA                VP s
--------------------------------------------------------------------------------
--------------------------------------------
Anne Wexler
 1317 F Street, N.W., Suite 600
 Washington, DC     D f
--------------------------------------------------------------------------------
--------------------------------------------
James Q. Wilson
 32910 Camino de Buena Ventura,
 Malibu, CA     D f
--------------------------------------------------------------------------------
--------------------------------------------
      Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1999 (continued).
(Note A)
     Granite
     State     Nantucket     NEES     NEES               Texas      AllEnergy
     Energy     Electric     Comm.     Energy      AllEnergy     Liquids
Fuels     NEWHC     Metrowest
     ------     ---------     ----     ------      ---------     -------
--------     -----     ---------

George M. Sage
 P.O. Box 9527, Providence, RI
--------------------------------------------------------------------------------
---------------------------------------------
Nancy H. Sala
 55 Bearfoot Rd., Northboro, MA            Sr-VP D
--------------------------------------------------------------------------------
---------------------------------------------
Richard P. Sergel     D       D          D
D                                D
--------------------------------------------------------------------------------
---------------------------------------------
William T. Sherry
 245 South Main St., Hopedale, MA
--------------------------------------------------------------------------------
---------------------------------------------
Charles E. Soule
 84 Cliff Rd
 Nantucket, MA
--------------------------------------------------------------------------------
---------------------------------------------
Harry E. Stapleford
--------------------------------------------------------------------------------
---------------------------------------------
Susan Stevens
--------------------------------------------------------------------------------
---------------------------------------------
Ronald L. Thomas
 280 Melrose St., Providence, RI
--------------------------------------------------------------------------------
---------------------------------------------
John G. Upham II
 170 Medford St., Malden, MA
--------------------------------------------------------------------------------
---------------------------------------------
Anne Wexler
 1317 F Street, N.W., Suite 600
 Washington, DC
--------------------------------------------------------------------------------
---------------------------------------------
James Q. Wilson
 32910 Camino de Buena Ventura,
 Malibu, CA
--------------------------------------------------------------------------------
---------------------------------------------

      Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1999 (continued).
(Note A)
               Mass               Way-
     NEES     Granite     Elec     Narra     NEEI     finder     NEET
NEP     NEPSCO     NEHTC     NEHTEC     NEHFC
     ----     -------     ----     -----     ----     -----     ----
---     ------     -----     ------     ----

James R. Winoker
 222 Richmond Street
 Providence, RI     D f
--------------------------------------------------------------------------------
--------------------------------------------
Geraldine M. Zipser            S     S               C               s
--------------------------------------------------------------------------------
--------------------------------------------
Peter T. Zschokke
 280 Melrose St., Providence, RI                    VP s
--------------------------------------------------------------------------------
--------------------------------------------



      Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1999 (continued).
(Note A)
               Granite
     State     Nantucket     NEES     NEES               Texas   AllEnergy
     Energy     Electric     Comm.     Energy      AllEnergy     Liquids
Fuels     NEWHC     Metrowest
     ------     ---------     ----     ------      ---------     -------
--------     -----     ---------

James R. Winoker
 222 Richmond Street
 Providence, RI
--------------------------------------------------------------------------------
---------------------------------------------
Geraldine M. Zipser
S                                                     S
--------------------------------------------------------------------------------
---------------------------------------------
Peter T. Zschokke
 280 Melrose St., Providence, RI
--------------------------------------------------------------------------------
---------------------------------------------



Key:     Ch-Chairman; ChB-Chairman of the Board; VCh-Vice Chairman;
D-Director; P-President; E-VP-Executive Vice President;
         Sr-VP-Senior Vice President; VP-F-Vice President--Finance; VP-Vice
President; T-Treasurer; Co-Controller; C-Clerk;
         S-Secretary; s-Salary; f-Fee.

Note A: Address is 25 Research Drive, Westborough, Massachusetts 01582 unless otherwise indicated.





Item 6.  OFFICERS AND DIRECTORS

     Part II.  Financial Connections as of December 31, 1999.

               Position
          Name and     Held in
     Name of     Location of     Financial     Applicable
     Officer or     Financial     Institution     Exemption
     Director     Institution        (g)     Rule
     ----------     -----------     -----------     ----------
William M. Bulger     Citizens Bank of Massachusetts     D     a
       Boston, MA

John M. Kucharski     State Street Corporation     D     a
       Boston, MA

Richard P. SergelState Street CorporationDa, e
       Boston, MA

--------------------
a - Rule 70(a)
e - Rule 70(e)
g - C-Chairman & CEO; D-Director; T-Trustee


Item 6.  OFFICERS AND DIRECTORS

     Part III.

     Disclosures made in Annual Report on Form 10-K, filed in 2000 for NEP, follow:

EXECUTIVE COMPENSATION
----------------------

     The following table gives information with respect to all compensation (whether paid directly by NEP or billed to it as hourly charges) for services in all capacities for NEP for the years 1997 through 1999 to or for the benefit of the Chief Executive Officer and the four other most highly compensated executive officers. NEP

SUMMARY COMPENSATION TABLE

                        Long-Term
      Annual Compensation (b)        Compensation
     --------------------------     -------------------
                     Other     Restricted
Name and                     Annual     & Deferred          All Other
Principal                    Compensa-       Share      LTIP     Compensa-
Position     Year     Salary     Bonus       tion       Awards
Payouts       tion
  (a)           ($)     ($)(c)      ($)(d)       ($)(e)       ($)      ($)(f)
----------     ----     -------     ------     ---------     ----------
-------     ---------
Peter G.     1999     154,707     74,812     3,616     30,220     46,464
359
Flynn      1998      57,838     29,383     1,151     12,176     6,864     75
President
(Elected 1/99)

Alfred D.     1999      40,385     20,766     1,054     11,576     20,235
219
Houston     1998      49,236     32,804     1,137     18,677     17,545
288
Chairman

Cheryl A.     1999      36,268     17,321     1,278     7,871     19,015
82
LaFleur     1998      32,922     18,509     1,258     8,562     6,143     69
Vice          1997      85,555     93,340     3,311     1,832     0     149
President

Masheed H.     1999     124,740     45,569     2,538     17,671     0     412
Rosenqvist     1998     113,697     44,654     2,285     17,618     0     366
Vice
President

James S.     1999     115,920     42,415     2,693     16,405     22,018
167
Robinson     1998     108,205     39,143     2,510     17,734     13,641
149
Vice
President


(a)Certain officers of NEP are also officers of affiliate  companies.

(b)Includes deferred compensation in category and year earned.

(c)The bonus figure represents: cash bonuses under an incentive compensation plan, the all-employee goals program, the variable match of the incentive thrift plan, including related deferred compensation plan matches, special cash bonuses, and unrestricted shares under the incentive share plan. In 1997, the bonus amounts were all cash or contributions to the incentive thrift plan, including related deferred compensation plan matches. See descriptions under Plan Summaries.

(d)Includes amounts reimbursed by NEP for the payment of taxes on certain noncash benefits and NEP contributions to the incentive thrift plan that are not bonus contributions including related deferred compensation plan match. See description under Plan Summaries.

(e)The incentive share awards for the named executives who were also NEES executives (1997 - 1999) and the other named executives (in 1998 only) were in the form of restricted shares (with a five-year restriction) or deferred share equivalents, deferred for receipt for at least five years, at the executive's option. As cash dividends were declared, the number of deferred share equivalents increased as if the dividends were reinvested in shares. The shares awarded for the other named executives in 1997 were not restricted and the value of the awards is included in the bonus column.

As of December 31, 1999, the following executive officers held the amount of restricted and deferred shares with the value indicated: Mr. Flynn 3,691 shares, $191,009 value; Mr. Houston 19,545 shares, $1,011,454 value; Ms. LaFleur 8,306 shares, $429,836 value; Ms. Rosenqvist 376 shares, $19,458 value; and Mr. Robinson 131 shares, $6,779 value. The value was calculated by multiplying the closing market price on December 31, 1999 by the number of shares.

(f)Includes NEP contributions to life insurance. See description under Plan Summaries. The life insurance contribution is calculated based on the value of term life insurance for the named individuals. The premium costs for most of these policies have been or will be recovered by NEP.

      Share Ownership
---------------
      As of March 23, 2000, there were no outstanding NEES common shares due to the completion of the merger with The National Grid Group plc and no officers or directors of NEP owned any NEP securities.


Plan Summaries
--------------

     A brief description of the various plans through which compensation and benefits have been provided to the named executive officers is presented below to better enable shareholders to understand the information presented in the tables shown earlier. The amounts of compensation and benefits provided to the named executive officers under the plans described below (and charged to NEP) are presented in the Summary Compensation Table.

     Goals Program

     The Goals Program establishes goals annually. For 1999, these included goals related to core operating income, costs for customers for electricity delivery, safety, absenteeism, transmission and distribution reliability, environmental and OSHA compliance, and customer satisfaction. Some goals apply to all employees, while others apply to particular functional groups. Depending upon the number of goals met, and provided the minimum earnings goal is met, employees may earn a cash bonus of 1 percent to 4-1/2 percent of their compensation.

     Incentive Thrift Plan

     The incentive thrift plan (a 401(k) program) provides for a match of 40 percent of up to the first 5 percent of base compensation contributed to the incentive thrift plan (shown under Other Annual Compensation in the Summary Compensation Table) and, based on an incentive formula tied to core operating income, may fully match the first 5 percent of base compensation contributed (the additional amount, if any, is shown under Bonus in the Summary Compensation Table). Under Federal law, contributions to these plans are limited. In 1999, the salary reduction amount was limited to $10,000.

     Deferred Compensation Plan

     The Deferred Compensation Plan offered executives the opportunity to defer base pay and bonuses. The plan offered the option of investing at the prime rate or in NEES common shares. Under Federal law, the Incentive Thrift Plan, described above, was required to limit participant base compensation to $160,000 in calculating the NEES match. Under the Deferred Compensation Plan, NEES made a contribution to an executive's share account equivalent to the resultant reduction in his or her match under the Incentive Thrift Plan.

     Life Insurance

     National Grid USA has established for certain senior executives life insurance plans funded by individual policies. The combined death benefit under these insurance plans is three times the participant's annual salary. These plans are structured so that, over time, National Grid USA should recover the cost of the insurance premiums.

     After termination of employment, Mr. Houston may elect, commencing at age 55 or later, to receive an annuity income equal to 22.5 percent of 1998 annual salary plus 40 percent of final annual salary. In that event, the life insurance is reduced over 15 years to an amount equal to his final annual salary.

     Incentive Compensation Plan

     Under the bonus plan for certain senior employees, bonuses are tied to achievement of core business operating income and strategic objectives.
Annual income targets and strategic objectives are established for each year. Bonuses are also dependent upon the achievement of individual goals. An individual's award of shares under the incentive share plan has been a fixed percentage of her or his cash bonus for that year. If no cash award was made, no shares would be distributed.

Financial Counseling
--------------------

     National Grid USA pays for personal financial counseling for certain executives. As required by the IRS, a portion of the amount paid is reported as taxable income for the executive. Financial counseling is also offered to other employees through seminars conducted at various locations each year.

Other
-----

     National Grid USA does not have any share option plans.

Long-Term Incentive Plan - Awards in Last Fiscal Year
-----------------------------------------------------

     The Long-Term Performance Share Award Plan provided awards based on various measures of NEES performance over a three-year period. Each award factor functioned independently. The performance targets for each cycle were set by the Compensation Committee of the NEES Board. Performance was rated on rolling three-year periods, with a new cycle beginning each year. An individual's potential award under the plan was a fixed percentage (ranging from 15 percent to 50 percent) of base pay. At the end of the three-year cycle, the participant received NEES shares based upon the performance against the various factors.

     The only measure of performance for the cycle commencing January 1, 1999 was the successful completion of the merger with National Grid.

     The following table shows the awards, for those executive officers named in the Summary Compensation Table, under the Long-Term Performance Share Award Plan for the performance cycle commencing January 1, 1999. Due to the change of control provisions in the plan, triggered by the merger with National Grid on March 22, 2000, the listed participants received awards in the amounts indicated in the table. The amount awarded was based upon the average of incentive compensation target achievement for the prior three years and not upon the measure specified above.

      NEP
---

ESTIMATED FUTURE PAYOUTS UNDER NON-STOCK PRICE-BASED PLANS
------------------------------------------------

       Number of          Actual Change
     Common Shares     Performance       in Control
     Name       Allotted        Period          Award (a)
       ---------     -----------        ------------

Peter G. Flynn     856     3 years     744
Alfred D. Houston     5187     3 years     4512
Cheryl A. LaFleur     2534     3 years     2204
Masheed H. Rosenqvist     388     3 years     338
James S. Robinson     361     3 years     314


(a)The awards in this column were made as a result of the change in control on March 22, 2000. The listed participants received awards in the amounts indicated in the table. The amount awarded was based upon the average of incentive compensation target achievement for the prior three years and not upon the measure specified above.

      Payments Upon a Change of Control or Termination of Employment
-------------------------------------------------------------------

     National Grid USA is a party to agreements with each of Mr. Houston, Ms. LaFleur, and Mr. Flynn (each, an Executive and each agreement, a Severance Agreement), which Severance Agreements were entered into in 1995 with Mr. Houston and on March 1, 1998 with the other Executives and which remain in effect for the three year period following (1) a Change in Control of NEES (as defined in the Severance Agreements) or (2) a Major Transaction (as defined in the Severance Agreements). In accordance with the terms of the Severance Agreements, if the applicable Executive's employment is terminated within three years following the event described in clause (1) or (2), as applicable, National Grid USA will pay to the Executive the severance payments and will provide to the Executive the severance benefits described below, unless the Executive's employment is terminated (x) by National Grid USA for Cause, (y) by the Executive without Good Reason or (z) by reason of the Executive's death, Disability or Retirement (each term, as defined in the Severance Agreements).

     The shareholder approval of the merger agreement with The National Grid Group plc (May 1999) constituted a Major Transaction and the merger with The National Grid Group plc on March 22, 2000 constituted a Change in Control. Accordingly, in the event an Executive's employment is terminated within three years following the Major Transaction or Change in Control, such Executive will be entitled to receive, in lieu of any other payments due to the
Executive: (1) lump sum cash payment equal to three times (two times, in certain cases) the sum of (a) the higher of (I) such Executive's annual base compensation in effect at the time of termination and (ii) such Executive's annual base compensation in effect immediately prior to the Change in Control or Major Transaction and (b) the higher of (I) the average of the annual bonuses awarded to such Executive under the New England Electric Companies' Senior Incentive Compensation Plan, New England Electric Companies' Incentive Compensation Plan I, II and III and the Incentive Share Plan (collectively, the Incentive Plans) for the three performance years ended prior to the date of termination and (ii) the average of the annual bonuses awarded to such Executive pursuant to the Incentive Plans for the three performance years ended prior to the Change in Control or Major Transaction; (2) a cash lump sum payment equal to the excess of (a) the actuarial equivalent of the retirement pension which the Executive would have accrued under the terms of each pension plan of National Grid USA (determined as if the Executive (I) were fully vested thereunder and had accumulated 36 additional months (24 additional months, in certain cases) of service credit thereunder and (ii) had been credited under each such pension plan of National Grid USA during such 36 month period with compensation at the higher of (A) the Executive's compensation during the 12 months prior to the date of termination and (B) the Executive's compensation during the 12 months ending on the date of the Change in Control or Major Transaction) over (b) the actuarial equivalent of the retirement pension which the Executive had actually accrued pursuant to the provisions of National Grid USA's pension plans as of the date of his or her termination of employment; (3) the continuation of employee welfare benefits for three years (two years, in certain cases) following the date of termination, reduced to the extent the Executive receives such benefits from a subsequent employer; (4) if the Executive would have otherwise been entitled to post-retirement health care or life insurance had he continued to be employed for three additional years (two additional years, in certain cases), such post-retirement health care and life insurance commencing on the later of

(a) the date that such coverage would have first become available to the Executive and (b) the date that the benefits described in clause (3) above terminate and (5) the reimbursement of legal fees and expenses, if any, incurred by the Executive in disputing any issue relating to the termination of his employment. Notwithstanding the above, payments to be made and benefits to be provided to the Executives will be reduced to the extent necessary to avoid imposition of the excise tax (the Excise Tax) pursuant to
Section 4999 of the Code; in certain cases, however, such payments and benefits will be reduced only if such reduction would yield a greater result to the Executive than actual payment by the Executive of the Excise Tax.

     Pursuant to the merger agreement with National Grid, National Grid and National Grid USA entered into a consulting contract with Mr. Houston. The consulting contract is for a term of two years and provides for payments to Mr. Houston of $200,000 per year.

     Upon a change in control a participant in the deferred compensation plan has the option of receiving a full distribution of the participant's cash and share accounts and the actuarial value of future benefits from the insurance related benefits under a prior plan, all less 10 percent.

     NEES's bonus plans, including the incentive compensation plans, the Incentive Thrift Plan, and the Goals Program, provided for payments equal to the average of the bonuses for the three prior years in the event of a Change of Control. These payments would be made in lieu of the regular bonuses for the year in which the Change in Control occurs. The Long-Term Performance Share Award Plan provided for a cash payment equal to the value of the performance shares in the participants' account times the average target achievement percentage for the Incentive Thrift Plan for the three prior years. The Retirees Health and Life Insurance Plan has provisions preventing changes in benefits adverse to the participants for three years following a Change in Control.

Director Compensation
---------------------

     Members of the NEP Board who are employees of National Grid USA companies receive no fees for service on the Board. Non-employee directors receive an annual retainer of $20,000 plus a meeting fee of $1,000 for each Board or committee meeting attended.

Retirement Plans

     The following table shows estimated annual benefits payable to executive officers under the qualified pension plan and the supplemental retirement plan, assuming retirement at age 65 in 2000.


PENSION TABLE
Five-Year
Average     10 Years     15 Years     20 Years     25 Years     30 Years
35 Years
Compensa-        of        of         of         of         of         of
tion     Service     Service     Service     Service     Service     Service
---------     --------     --------     --------     --------     --------
--------
$100,000     18,926     29,276     39,626     49,976     60,326     70,676
$150,000     29,276     42,414     57,439     72,464     87,489     102,514
$200,000     39,626     57,439     75,251     94,951     114,651     134,351
$250,000     49,976     72,464     94,951     116,814     141,064     165,314
$300,000     60,326     87,489     114,651     141,064     167,477     184,123
$350,000     70,676     102,514     134,351     165,314     196,277
215,865
$400,000     81,026     117,539     154,051     189,564     225,077
241,590
$450,000     91,376     132,564     173,751     213,814     253,877
279,315
$500,000     101,726     147,589     193,451     238,064     282,677
311,040


     For purposes of the retirement plans, Mr. Flynn, Mr. Houston, Ms. LaFleur, Ms. Rosenqvist, and Mr. Robinson currently have 18, 21, 14, 18, and 12 credited years of service, respectively.

     Benefits under the pension plans are computed using formulae based on percentages of highest average compensation computed over five consecutive years. The compensation covered by the pension plan includes salary, bonus, and incentive share awards. Long-Term Performance Share awards are not included. The benefits listed in the pension table are not subject to deduction for Social Security and are shown without any joint and survivor benefits. If the participant elected at age 65 a 100 percent joint and survivor benefit with a spouse of the same age, the benefit shown would be reduced by approximately 16 percent.

     The pension plan table above does not include annuity payments to be received in lieu of life insurance for Mr. Houston. The payments are described above under Plan Summaries.

     NEP contributes the full cost of post-retirement health benefits for senior executives.

Item 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

     (1) None. Payments are made to certain employees and other persons, who may act in the capacities enumerated in Item 7 for services rendered or materials purchased, but such payments are not contributions.

     (2)  Year Ended December 31, 1999.

                    Accounts Charged,
                    if any, per Books
               Purpose     of Disbursing
Name of Recipient or Beneficiary       (A)       Company               Amount
-------------------------------     -------     -----------------     ------
     Name of Company
     ---------------

     AllEnergy
     ---------

Choate, Hall and Stewart930.20     $  105,000.00

     Mass. Electric
     --------------

Associated Industries of Mass., Inc.          930.20     $   10,000.00
Ecotarium          930.20     $   10,000.00
Joyce & Joyce (B)          426.40     $   46,463.00
Massachusetts High Technology Council     930.20     $   20,000.00
Other (4)          426.40     $   10,006.00
The Alliance to Save Energy          426.10     $   12,800.00
Other (2)          930.20     $   10,159.00
Other (8)     426.10     $   22,651.00


     NEP
     ---

Gallagher, Callahan and Gartrell (B)          426.40     $   40,221.00
Gary A. Hale          426.40     $   71,020.00
Sullivan & Leshane, Inc.          426.40     $   25,440.00
Alliance for Competitive Energy          426.40     $   44,106.00
Joyce & Joyce (B)          426.40     $   46,463.00
City of Quincy          426.10     $  100,000.00
Other (6)          426.10     $   17,807.00


     Narragansett
     ------------

McGovern, Noel & Benik, Inc. (B)          426.40     $   30,000.00
John G. Coffey, Esq. (B)          426.40     $   20,000.00
Winsor Association Consultants (B)          426.40     $   20,000.00
Other (5)          426.10     $   18,890.00
Other (2)          426.40     $    2,677.00
Other (1)     930.20     $    1,439.00


     Granite State
     -------------

Gallagher Callahan and Gartrell (B)          426.40     $   44,071.00
Other (3)          426.10     $    4,198.00
Other (1)          930.20     $    2,378.00

           NEPSCO
     ------

Edison Electric Institute          426.40     $  121,988.00
Edison Electric Institute          930.20     $  387,443.00


     NEES
     ----

Massachusetts Business Roundtable          930.20     $   13,300.00
Joyce & Joyce     930.20     $   10,677.00
Other (3)     426.40     $    5,261.00


     Nantucket Electric Company
     --------------------------

None

--------------------
(A)All such payments, unless otherwise noted, were subscriptions, dues, and/or contributions.
(B)Payments for legislative services.


Item 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

    Part I.

               Serving     Receiving     Compensation
Transaction     Company     Company          (1999)
-----------     -------     ---------     ------------
Phase I Terminal Facility
 Support Agreement (1)     NEET        NEP     $ 1,559,965

Phase II Massachusetts Transmission     NEHTEC        NEP     ($  154,868)
 Facilities Support Agreement (2)

Phase II New Hampshire Transmission     NEHTC        NEP     $       776
 Facilities Support Agreement (3)

--------------------

(1) Agreement dated 12/1/81 as amended was in effect at 12/31/99.
(2) Agreement dated 6/1/85 as amended was in effect at 12/31/99.
(3) Agreement dated 6/1/85 as amended was in effect at 12/31/99.

    Part II.

See Item 6, Part III.
          Part III.

None.

Item 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

     None.

Item 10. FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements
--------------------

     NEES Consolidating Financial Statements (Supplement A-1) and Financial Statements and Supporting Schedules of NEP as reported on its 1999 Form 10-K (Supplement A-2).

Exhibits
--------

     Unless otherwise indicated, the exhibits listed below are incorporated by reference to the appropriate exhibit numbers and the commission file numbers indicated in parenthesis.

A.     Annual Reports:

1. Connecticut Yankee Atomic Power Company 1999 Annual Report to Shareholders (To be filed under cover of Form SE).

     2.Maine Yankee Atomic Power Company 1999 Annual Report (Filed under cover of Form SE).

     3.Massachusetts Electric Company, 1999 Annual Report (Filed under cover of Form SE).

     4.The Narragansett Electric Company, 1999 Annual Report (Filed under cover of Form SE).

     5.New England Power Company, Form 10-K for the year ended December 31, 1999 (File No. 1-6564).

     6. a.Vermont Yankee Nuclear Power Corporation 1999 Annual Report to Stockholders (Filed under cover of Form SE).

          b.Vermont Yankee Nuclear Power Corporation 1999 FERC Form 1 (Filed under cover of Form SE).

7.     Yankee Atomic Electric Company 1999 Annual Report to
Stockholders
          (Filed under cover of Form SE).

      8.New England Electric Transmission Corporation 1999 Annual Report (Filed under cover of Form SE).

      B.     Corporate Documents:

     1.AEDR Fuels, L.L.C.:

AEDR Fuels Operating Agreement effective, December 1997 (Exhibit B.4 to NEES 1998 Form U-5-S).

     2.     AllEnergy Marketing Company, L.L.C.:

     a.Agreement and Plan of Merger dated December 31, 1998 (Exhibit 10(ii) to 1998 NEES Form 10-K, File No. 1-3446).

          b.Limited Liability Company Agreement (Exhibit B-1 to Amendment No. 1 to Form U-1, File No. 70-8921).

          c.Amendment No. 1 to Limited Liability Company Agreement (Exhibit 10(jj) to 1997 NEES Form 10-K, File No. 1-3446).

     3.     Texas Liquids, L.L.C.:

     Limited Liability Company Agreement (Exhibit B.2.a to NEES 1997 Form
           U-5-S).

     4.Granite State Electric Company:

          a.Articles of Organization (Exhibit B.1.a to NEES 1983 Form U-5-S).

          b.By-laws March 27, 1998 (Exhibit B.4.b to NEES 1998 Form U-5-S).

     5.     Granite State Energy, Inc.:

          a.Certificate of Incorporation (Exhibit No. 3(I) to Certificate of Notification, File No. 70-8803).

          b.By-laws (Exhibit No. 3(ii) to Certificate of Notification, File No. 70-8803).

     6.Massachusetts Electric Company:

          a.Articles of Organization (Exhibit B.2.a to NEES 1983 Form U-5-S); Articles of Amendment dated March 5, 1993, August 11, 1993, September 20, 1993, and November 11, 1993 (Exhibit 3(a) to 1993 Form 10-K, File No. 0-5464);
Articles of Amendment dated January 27, 1998 (Filed herewith).

          b.By-laws (Exhibit 3(b) to 1997 Mass. Electric Form 10-K, File No. 0-5464).

     7.     Nantucket Electric Company:

          a.Articles of Organization (Exhibit A-6 filed under cover of Form SE, File No. 70-8675).

          b.By-laws (Exhibit A-7 filed under cover of Form SE, File No. 70-
8675).

           8.The Narragansett Electric Company:

          a.Charter (Exhibit B.3.a to NEES 1983 Form U-5-S); Amendment to
Charter dated June 9, 1988 (Exhibit B.3.a to NEES 1988                Form
U-5-S).

          b.By-laws (Exhibit 3 to 1980 Form 10-K, File No. 0-898).

          c.Preference Provisions as amended dated December 15, 1997 (Exhibit
4(C) to NEES 1997 Form 10-K, File No.                1-3446).

     9.     NEES Communications, Inc.:

          a.Articles of Organization (Exhibit B.9.a to NEES 1996 Form U-5-S).

          b.By-laws (Exhibit B.9.b to NEES 1996 Form U-5-S).

     10.     NEES Energy, Inc.:

          a.Certificate of Incorporation (Exhibit 3(I) to Certificate of Notification, File No. 70-8803).

          b.By-laws (Exhibit 3(ii) to Certificate of Notification, File No. 70-8803).

     11.NEES Telecommunications Corp.:

a.Articles of Organization as amended through May 29, 1998 (Filed herewith).

          b.     By-Laws (Filed herewith).

     12.New England Electric System:

     Agreement and Declaration of Trust (as amended through May 3, 1999 (Filed herewith).

     13.     New England Electric Transmission Corporation:

          a.Restated Articles of Incorporation (Exhibit B.6.a to NEES 1983 Form U-5-S).

          b.By-laws dated March 17, 1998 (Exhibit B.13.b to NEES 1998 Form
U-5-S)

     14.     New England Energy Incorporated:

          a.Articles of Organization (Exhibit B.7.a to NEES 1983 Form U-5-S); Articles of Amendment dated April 8, 1988 (Exhibit B.8.a to NEES 1988 Form U-5-S).

          b.By-laws (Exhibit B.8.b to NEES 1995 Form U-5-S).

     15.     New England Hydro Finance Company, Inc.

          a.Articles of Organization (Exhibit B.9.a to NEES 1988
Form                U-5-S).

          b.By-laws (Exhibit B.9.b to NEES 1995 Form U-5-S).

           16.     New England Hydro-Transmission Corporation

          a.Articles of Incorporation (Exhibit B.8.a to NEES 1986 Form U-5-S); Articles of Amendment dated January 18, 1989 (Exhibit B.10.a to NEES 1988 Form U-5-S).

          b.By-laws dated March 17, 1998 (Exhibit B.16.b to NEES 1998 Form
U-5-S).

     17.     New England Hydro-Transmission Electric Company

          a.Restated Articles of Organization dated January 13, 1989 (Exhibit B.11.a to NEES 1988 Form U-5-S).

          b.By-laws dated March 17, 1998 (Exhibit B.17.b to NEES 1998 Form
U-5-S).

     18.New England Power Company:

          a.Articles of Organization (Exhibit B.8.a to NEES 1983 Form U-5-S); Articles of Amendment dated June 25, 1987 (Exhibit B.12.a to NEES 1988 Form U-5-S); Articles of Amendment dated January 27, 1998 (Filed herewith).

          b.By-laws (Exhibit 3(b) to 1997 Form 10-K, File No. 0-1229).

     19.     New England Power Service Company:

          a.Articles of Organization (Exhibit B.9.a to NEES 1983 Form U-5-S).

          b.By-laws (Exhibit B.13.b to NEES 1988 Form 10-K, File No. 0-1229).

     20. NEWHC, Inc.:

          a.Articles of Merger (Exhibit B.20.a to NEES 1998 Form U-5-S); Articles of Amendment dated October 21, 1999 (Filed herewith).

          b.By-laws dated March 30, 1998 (Exhibit B.20.b to NEES 1998 Form
U-5-S).

     21.Metrowest Realty, L.L.C.:

Limited Liability Company Agreement dated as of December 17, 1998 (Exhibit
B.21 to NEES 1998 Form U-5-S).

     22.Research Drive, LLC:

     Limited Liability Company Amended and Restated Certificate of Organization dated February 26, 1999 (Filed herewith).

     23.      Wayfinder Group, Inc.

          a.Articles of Organization (Exhibit B.5.a to NEES 1993 Form U-5-S). Articles of Amendment dated June 27, 1997 and December 13, 1999
(Filed herewith).

          b.     By-Laws (Exhibit B.5.b to NEES 1993 Form U-5-S).

      C.     Funded Debt:

      1.     Granite State Electric Company:

a.Note Agreement with Aid Association for Lutherans dated as of October 1, 1991 (Exhibit C-1 to NEES 1991 Form U-5-S).

          b.Note Agreement with First Colony Life Insurance Company dated as of November 1, 1993 (Exhibit C-1 to NEES 1993 Form U-5-S).

          c.Note Agreement with First Colony Life Insurance Company dated as of July 1, 1995 (Exhibit A to Granite Certificate of Notification, File No. 70-8625).

d.Note Agreement with the Paul Revere Life Insurance Company dated as of June 15, 1998 (Exhibit C.1.d to NEES 1998 Form U-5-S).

      2.     Massachusetts Electric Company:

          First Mortgage Indenture and Deed of Trust, dated as of July 1, 1949, and twenty-one supplements thereto (Exhibit 7-A, File No. 1-8019;
Exhibit 7-B, File No. 2-8836; Exhibit 4-C, File No. 2-9593; Exhibit 4 to 1980 Form 10-K, File No. 2-8019; Exhibit 4 to 1982 Form 10-K, File No. 0-5464;
Exhibit 4 to 1986 Form 10-K, File No. 0-5464; Exhibit 4(a) to 1988 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1989 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1992 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1993 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1995 NEES Form 10-K, File No. 1- 3446).

      3.     The Narragansett Electric Company:

          First Mortgage Indenture and Deed of Trust, dated as of September 1, 1944, and twenty-three supplements thereto (Exhibit 7-1, File No. 2-7042;
Exhibit 7-B, File No. 2-7490; Exhibit 4-C, File No. 2-9423; Exhibit 4-D, File No. 2-10056; Exhibit 4 to 1980 Form 10-K, File No. 0-898; Exhibit 4 to 1982 Form 10-K, File No. 0-898; Exhibit 4 to 1983 Form 10-K, File No. 0-898;
Exhibit 4 to 1985 Form 10-K, File No. 0-898; Exhibit 4 to 1986 Form 10-K, File No. 0-898; Exhibit 4 to 1987 Form 10-K, File No. 0-898; Exhibit C-3 to NEES 1991 Form U-5-S; Exhibit 4(b) to 1992 Form 10-K, File No. 1- 3446; Exhibit 4(b) to 1993 Form 10-K, File No. 1-3446; Exhibit 4(b) to 1995 NEES Form 10-K, File No. 1- 3446), Exhibit 4(b) to 1997 NEES Form 10-K, File No. 1-3446).

      4.New England Electric Transmission Corporation:

          Note Agreement with PruCapital Management, Inc. et al. dated as of September 1, 1986; Mortgage, Deed of Trust and Security Agreement dated as of September 1, 1986 (Exhibit 10(g) to 1986 Form 10-K, File No. 1-3446).

      5.New England Power Company:

          a.Loan Agreement with Massachusetts Industrial Finance Agency dated as of March 15, 1980 and two supplements thereto (Exhibit C.8.c to NEES 1983 Form U-5-S); Supplements dated as of October 1, 1992 and September 1, 1993 (Exhibit C.6.b to NEES 1993 Form U-5-S); Fifth Supplement dated as of August 1, 1998 (Exhibit 5.a to NEES 1998 Form U-5-S).

          b.Loan Agreement with Business Finance Authority of the State of New Hampshire (formerly the Industrial Development Authority of the State of New Hampshire) dated as of November 15, 1983 (Exhibit C.8.d to NEES 1983 Form U-5-S); First Supplement dated as of April 1, 1986 (Exhibit C.7.d to NEES 1986 Form U-5-S); Second Supplement dated as of August 1, 1988 (Exhibit C.7.d to NEES 1988 Form U-5- S); Third Supplement dated as of February 1, 1989; Fourth Supplement dated as of November 1, 1990 (Exhibit C.6.d to NEES 1990 Form U-5-S); Fifth Supplement dated as of June 15, 1991 (Exhibit C.6.d to NEES 1991 Form U-5-S); Sixth Supplement dated as of January 1, 1993 (Exhibit C.6.d to NEES 1992 Form U-5-S); Seventh Supplement dated as of October 1, 1993 and Eighth Supplement dated as of December 1, 1993 (Exhibit C.6.c to NEES 1993 Form U-5-S); Ninth Supplement dated as of February 1, 1995 (Exhibit 6.c to NEES 1995 Form U-5-S), Tenth Supplement dated as of January 15, 1996, Eleventh Supplement dated as of January 15, 1996, and Twelfth Supplement dated as of December 1, 1996 (Exhibit 6.c to NEES 1996 Form U-5-S); Thirteenth Supplement dated as of August 1, 1998 (Exhibit 5.b to NEES 1998 Form U-5-S).

          c.Loan Agreement with the Connecticut Development Authority dated as of September 1, 1999 (Filed herewith).

D.New England Electric System and Subsidiary Companies, Federal and State Income Tax Allocation Agreement (Exhibit D to NEES 1998 Form U-5-S).

E. 1.Schedule showing Money Pool investments for 1999 (Filed herewith). 2.Wayfinder annual report on Modified Form U-13-60 (Filed herewith).

F.     Schedules (Filed herewith).

G.     Financial Data Schedules (To be filed by amendment).

H.     None.

I.     None.

SIGNATURE

      National Grid USA has duly caused this Annual Report, Form U-5-S, for the year ended December 31, 1999, Commission's File No. 30-33 to be signed on its behalf, by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.

          NATIONAL GRID USA


              s/John G. Cochrane
          By:
              John G. Cochrane
             Vice President and Treasurer



Date:  May 1, 2000